C.I. Fund Management Inc.

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374

02015362

January 24, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed Second Quarter Report containing the interim financial statements for the period ended November 30, 2001, duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

dlw 2/25

j:\mjk\ltrs\sec-ltr-fs.doc

CI Funds™

82-4994

CI Funds™

C.I. Fund Management Inc.	Q2 Report

November 30, 2001

financial highlights

(thousands, except per share amounts)	**2001 $**	2000 $	% change
EBITDA per share (6 months)	**0.75**	0.87	(14)
EBITDA per share (3 months)	**0.37**	0.46	(20)
Fully diluted EBITDA per share (6 months)	**0.73**	0.83	(12)
Fully diluted EBITDA per share (3 months)	**0.36**	0.43	(16)
Total revenues per share (6 months)	**1.44**	1.69	(15)
Total revenues per share (3 months)	**0.70**	0.86	(19)
Common shares outstanding, end of period	**175,707**	183,135	(4)
Average mutual fund assets under management (6 months)	**20,804,963**	24,491,563	(15)
Average mutual fund assets under management (3 months)	**20,219,909**	24,831,292	(19)
Mutual fund assets under management, end of period	**20,791,866**	23,465,530	(11)
Total gross sales of mutual funds (6 months)	**1,753,187**	3,711,981	(53)
Total gross sales of mutual funds (3 months)	**864,151**	1,863,208	(54)
Total redemptions of mutual funds (6 months)	**1,453,374**	1,454,357	0
Total redemptions of mutual funds (3 months)	**761,170**	794,642	(4)
Total net sales of mutual funds (6 months)	**299,813**	2,257,625	(87)
Total net sales of mutual funds (3 months)	**102,981**	1,068,566	(90)
Redemption value of mutual funds	**663,393**	632,188	5





William T. Holland, President and Chief Executive Officer

Dear Shareholders,

Operating Review

In the second quarter of fiscal 2002, markets suffered a severe decline in the wake of the September 11 terrorist attacks, extending the effects of the prolonged bear market. By late September, equity markets had slowly started to recover – a recovery that continued for the rest of the quarter and resulted in most major markets finishing at or above their levels of three months earlier. As a result, CI's total fee-earning assets were $24.8 billion at the end of the quarter, unchanged from August 31, 2001 and mutual fund assets were $20.8 billion, up 0.5% from August 31, 2001. Compared with November 30, 2000, total fee-earning assets and mutual fund assets were down 12.3% and 11.4%, respectively, as net sales during the period were offset by declines in equity markets. CI's average mutual fund asset levels for the quarter were $20.2 billion, down 5.4% from the previous quarter and down 18.5% from the quarter ended November 30, 2000.

The September attacks increased the nervousness felt by investors, whose confidence had already been shaken by the extended bear market, reducing inflows into equity funds. Despite these conditions, CI posted positive net sales for the quarter of $103 million. This compared with net sales of $1,069 million in fiscal 2001, when overall demand for equity funds was significantly higher.

CI's diverse product line proved beneficial as sales of CI's funds continued to shift towards value-oriented funds such as the Harbour Fund and the Harbour Growth & Income Fund. Two of CI's money managers were recognized at the annual Canadian Mutual Fund Awards for their outstanding performance. Gerry Coleman, lead portfolio manager of the Harbour Funds, was named Fund Manager of the Year for 2001 and one of his funds, the CI Harbour Segregated Fund, was named Best Segregated Canadian Equity Fund. Two funds managed by Eric Bushell, Senior Vice-President in CI's Signature Funds group, received awards. Signature Select Canadian Fund was named Best Canadian Equity Fund, while Signature Dividend Fund was named Best Dividend Fund. Mr. Bushell was also a finalist for Fund Manager of the Year.

During the quarter, CI continued to be diligent in managing expense levels of both its general operations and those of the mutual funds. As a result of significant cost-cutting initiatives early in the year, CI did not have to make any staff reductions during the most recent quarter, and service quality remains at an industry-leading level.

Taking advantage of its strong brand name and long-term record, CI continued to focus on broadening the distribution of its products. During the quarter, CI was included in three newly launched insurance-based funds and a new portfolio product offered by one of the major Canadian banks.

Three months ended November 30, 2001

Total revenues for the quarter ended November 30, 2001, were $124.1 million, down 21.6% from the prior year. The change in revenues reflected the change in mutual fund assets – which averaged $20.2 billion for the quarter, a decrease of 18.5% from $24.8 billion in fiscal 2001 – as well as a one-time $7.3 million gain in fiscal 2001 from the sale of shares in E*Trade Group.

Management fees were $92.0 million, compared with $122.4 million in the prior year, reflecting the change in mutual fund assets as well as non-mutual fund assets such as labour-sponsored funds, and the changes in CI's asset mix to a greater percentage of money market funds and other assets that pay lower or no trailer fees.

Administration fees and other income, which represent income from CI's third-party business and institutional assets, were $5.2 million, down from $12.3 million in the prior year due to the $7.3 million securities gain in 2001 as described above.

Revenues represented by expenses charged to mutual funds (which are cost recoveries from overall selling, general and administrative expenses) were $15.5 million, compared with $17.1 million in the prior year. This change was a direct result of cost-reduction initiatives implemented by CI to ensure that mutual fund operating expenses were brought in line with lower mutual fund asset levels.

Overall selling, general and administrative expenses for the quarter ended November 30, 2001, were $19.5 million, compared with $23.9 million in fiscal 2001.

In addition to a reduction in fund operating expenses, CI achieved significant reductions in the general operating expenses of its business, primarily through cuts in discretionary expenditures.

Investment adviser fees declined slightly from $10.7 million in fiscal 2001 to $10.2 million in fiscal 2002, reflecting the lower level of assets being managed.

Trailer fees declined from $30.3 million in fiscal 2001 to $23.2 million in fiscal 2002, due to lower asset levels and changes in business mix to include more assets that have lower management fees but do not pay trailer fees.

Distribution fees to limited partnerships declined 38.6% to $2.6 million, reflecting redemptions of these older assets and the lower market value of the underlying assets.

Amortization of deferred sales commissions was $50.9 million, compared with $45.8 million in the prior year. The commissions, which are being amortized over 36 months, were financed from CI's cash resources at the time the funds were sold.

Interest expense declined from $1.7 million in fiscal 2001 to $0.9 million in fiscal 2002, due to lower debt levels and reduced interest rates.

Income before amortization of goodwill was $7.5 million for the quarter ended November 30, 2001, down from $22.3 million in the prior year. Higher amortization of deferred sales commissions and lower management fee revenues in the current fiscal year, combined with $7.3 million in securities gains in fiscal 2001, were primarily responsible for the change.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $65.1 million or $0.37 per share, compared with $83.5 million or $0.46 per share in the prior year, a decline of 19.6%. Adjusting for the one-time securities gain in fiscal 2001, the decline in EBITDA was 14.6%, less than the 18.5% decline in average mutual fund assets from the same period.

Debt, net of marketable securities, was $52.7 million at November 30, 2001, compared with $78.1 million a year earlier. At November 30, 2001, 75% of CI's mutual fund assets had been financed on a deferred sales charge basis with terminal redemption fees of $663.4 million. In addition, of the total $20.8 billion in mutual fund assets at November 30, 2001, $47.5 million was in F-Class Funds (no trailer fee) and $942.4 million was in I-Class Funds and Fee Rebate Funds (negotiated management fee).

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $27.7 million, compared with $12.2 million in the prior year. During the quarter, CI repurchased 2.524 million shares at an average

price of $9.90 per share for a total cost of $25.0 million.

Six months ended November 30, 2001

Total revenues for the six months were $255.8 million, down 17.4% from the prior year. The primary contributors to the decrease were management fee revenues, which declined 20.9% to $192.5 million, and administrative fees and other income, which fell 38.0% to $11.0 million. Net of the one-time $7.3 million securities gain in fiscal 2001, administrative fees and other income rose by 5.3%. The change in management fee revenues was primarily a result of the decline in average mutual fund assets, which were $20.8 billion for the six months, down 15.1% from $24.5 billion in the prior year.

Selling, general and administrative expenses fell 18.7% to $39.4 million, reflecting numerous cost-cutting initiatives in both the general operating expenses of the funds and discretionary marketing expenses. Investment adviser fees rose 4.4% for the period, as the base cost to CI of investment management grew to reflect the building of CI's money management expertise. Trailer fees fell 19.3% to $48.7 million, outpacing the decline in assets as a greater proportion of funds were invested in money market funds that pay lower trailer fees and in CI's new class of mutual funds that do not pay trailer fees.

CI's operating margin (management fees less net selling, general and administrative expenses, investment advisory fees and trailer fees, as a percentage of mutual fund assets) was 1.10% for the six months ended November 30, 2001, compared with 1.22% in the prior year.

Income before amortization of goodwill was $17.8 million or $0.10 per share for the six months ended November 30, 2001, down from $0.21 per share in the prior year. The decrease reflected one-time investment gains in fiscal 2001, coupled with reduced assets and a $12.2 million increase in the amortization of sales commissions.

EBITDA for the six months was $134.1 million or $0.75 per share, compared with $159.7 million or $0.87 per share in the prior year.

Free cash flow for the six months was $69.0 million, compared with $25.6 million in the prior year. Under the normal course issuer bid, CI repurchased 5.731 million shares at an average price of $11.24 per share, for total consideration of $64.4 million.

Outlook

Financial markets have improved considerably since the events of September 2001. Equity markets have posted significant gains, offsetting the losses incurred in September, which in turn is being reflected in CI's mutual fund assets. Interest rates are at the lowest level in over half a century and are expected to create a positive climate for renewed economic growth and investment into equity funds.

Nevertheless, overall sales of mutual fund products, especially global equity funds, continue to be at a level well below prior years and there is no certainty as to when investor appetite for equity funds will grow. CI continues to focus its marketing on its broad lineup of funds, including its award-winning Canadian equity funds, and aggressively pursuing alternative distribution channels as a means of building sales volumes.

The Board of Directors declared a quarterly cash dividend of $0.03 per common share payable on March 15, 2002 to shareholders of record on March 1, 2002. The increase from $0.01 per common share to $0.03 per common share reflects CI's growing free cash flow.

William T. Holland
President and Chief Executive Officer

consolidated statements of income [loss] and deficit
for 3 months

For the three months ended November 30, (unaudited)	**2001 $**	2000 $
REVENUE		
Management fees	**92,012,239**	122,436,018
Administration fees and other income	**5,184,686**	12,287,201
Redemption fees	**10,675,265**	6,440,650
Performance fees	**729,744**	28,988
Expenses charged to mutual funds	**15,481,018**	17,070,521
Total revenues	**124,082,952**	158,263,378
Net fees paid to securitization vehicles	**—**	(514,969)
	124,082,952	157,748,409
EXPENSES		
Selling, general and administrative	**19,540,974**	23,940,401
Investment adviser fees	**10,242,928**	10,716,506
Trailer fees	**23,173,172**	30,277,619
Distribution fees to limited partnerships	**2,635,373**	4,293,203
Amortization of deferred sales commissions	**50,854,788**	45,822,388
Interest	**850,665**	1,737,038
Other	**2,533,745**	3,110,640
	109,831,645	119,897,795
Minority interest	**1,350,648**	2,764,524
Income before income taxes and amortization of goodwill	**12,900,659**	35,086,090
Provision for income taxes		
Current	**15,667,601**	2,368,224
Future	**(10,283,478)**	10,382,282
	5,384,123	12,750,506
Income before amortization of goodwill	**7,516,536**	22,335,584
Amortization of goodwill	**24,567,611**	19,637,459
Net income (loss) for the period	**(17,051,075)**	2,698,125
Deficit, beginning of period	**(95,754,372)**	(19,699,405)
Cost of shares repurchased in excess of stated value *[note 2]*	**(20,690,087)**	—
Adjustment to deficit as a result of the adoption of the liability method of accounting for income taxes	**—**	3,624,335
Dividends declared	**(1,804,598)**	(1,146,797)
Deficit, end of period	**(135,300,132)**	(14,523,742)
Earnings per share before amortization of goodwill	**0.04**	0.12
Fully diluted earnings per share before amortization of goodwill *[note 2 (d)]*	**0.04**	0.12
Income (loss) per share	**(0.10)**	0.01
Fully diluted income (loss) per share *[note 2 (d)]*	**(0.10)**	0.01

(see accompanying notes)



consolidated statements of loss and deficit
for 6 months

For the six months ended November 30, (unaudited)	2001 $	2000 $
REVENUE		
Management fees	**192,537,017**	243,492,757
Administration fees and other income	**11,026,070**	17,781,698
Redemption fees	**20,146,181**	12,296,993
Performance fees	**1,097,644**	1,318,606
Expenses charged to mutual funds	**31,004,372**	34,687,819
Total revenues	**255,811,284**	309,577,873
Net fees paid to securitization vehicles	**(408,361)**	(2,071,934)
	255,402,923	307,505,939
EXPENSES		
Selling, general and administrative	**39,412,502**	48,481,209
Investment adviser fees	**20,717,185**	19,847,592
Trailer fees	**48,719,149**	60,397,945
Distribution fees to limited partnerships	**5,657,440**	9,157,773
Amortization of deferred sales commissions	**101,194,597**	89,014,095
Interest	**1,931,184**	3,488,062
Other	**5,172,097**	5,791,405
	222,804,154	236,178,081
Minority interest	**2,724,825**	6,231,450
Income before income taxes and amortization of goodwill	**29,873,944**	65,096,408
Provision for income taxes		
Current	**17,490,127**	5,547,634
Future	**(5,426,645)**	21,118,816
	12,063,482	26,666,450
Income before amortization of goodwill	**17,810,462**	38,429,958
Amortization of goodwill	**49,135,222**	39,274,918
Net loss for the period	**(31,324,760)**	(844,960)
Deficit, beginning of period	**(45,699,810)**	(15,011,241)
Cost of shares repurchased in excess of stated value *[note 2]*	**(54,660,367)**	—
Adjustment to deficit as a result of the adoption of the liability method of accounting for income taxes	—	3,624,335
Dividends declared	**(3,615,195)**	(2,291,876)
Deficit, end of period	**(135,300,132)**	(14,523,742)
Earnings per share before amortization of goodwill	**0.10**	0.21
Fully diluted earnings per share before amortization of goodwill *[note 2 (d)]*	**0.10**	0.20
Loss per share	**(0.18)**	0.00
Fully diluted loss per share *[note 2 (d)]*	**(0.18)**	0.00

(see accompanying notes)

consolidated statements of cash flows
for 3 months

For the three months ended November 30, (unaudited)	**2001 $**	2000 $
OPERATING ACTIVITIES		
Net income (loss) for the period	**(17,051,075)**	2,698,125
Add [deduct] items not involving cash		
Depreciation and amortization	**25,088,348**	20,417,408
Future income taxes	**(10,283,478)**	10,382,282
Amortization of deferred sales commissions	**50,854,788**	45,822,388
Minority interest	**1,350,648**	2,764,524
Gain on sale of marketable securities	**—**	(7,344,204)
Other	**—**	60,000
Operating cash flow	**49,959,231**	74,800,523
Net change in non-cash working capital balances related to operations	**20,977,719**	3,009,786
Cash provided by operating activities	**70,936,950**	77,810,309
INVESTING ACTIVITIES		
Additions to capital assets	**(196,633)**	(75,004)
Disposition of capital assets	**—**	2,018,491
Purchase of marketable securities	**(11,986,000)**	(61,186,655)
Proceeds on sale of marketable securities	**8,193,704**	13,113,735
Sales commissions	**(20,956,259)**	(59,808,256)
Cash used in investing activities	**(24,945,188)**	(105,937,689)
FINANCING ACTIVITIES		
Long-term debt	**(16,000,000)**	31,000,000
Repurchase of share capital	**(24,989,407)**	—
Issuance of share capital	**462,576**	61,500
Distributions to minority interest	**(1,715,017)**	(2,307,889)
Dividends paid to shareholders	**(1,804,598)**	(1,146,797)
Cash provided by (used in) financing activities	**(44,046,446)**	27,606,814
Net increase (decrease) in cash during the period	**1,945,316**	(520,566)
Cash, beginning of period	**2,479,683**	3,513,673
Cash, end of period	**4,424,999**	2,993,107
Operating cash flow per share	**0.28**	0.41
Fully diluted operating cash flow per share *[note 2 (d)]*	**0.27**	0.39

(see accompanying notes)

consolidated statements of cash flows
for 6 months

For the six months ended November 30, (unaudited)	**2001 $**	2000 $
OPERATING ACTIVITIES		
Net loss for the period	**(31,324,760)**	(844,960)
Add [deduct] items not involving cash		
Depreciation and amortization	**50,205,800**	41,219,363
Future income taxes	**(5,426,645)**	21,118,816
Amortization of deferred sales commissions	**101,194,597**	89,014,095
Minority interest	**2,724,825**	6,231,450
Gain on sale of marketable securities	—	(7,344,204)
Other	—	120,000
Operating cash flow	**117,373,817**	149,514,560
Net change in non-cash working capital		
balances related to operations	**3,131,393**	(985,374)
Cash provided by operating activities	**120,505,210**	148,529,186
INVESTING ACTIVITIES		
Additions to capital assets	**(504,429)**	(2,106,436)
Disposition of capital assets	—	2,018,491
Purchase of marketable securities	**(28,961,435)**	(62,386,655)
Proceeds on sale of marketable securities	**11,488,704**	13,113,735
Sales commissions	**(45,621,444)**	(117,721,892)
Dispositions of other assets	**1,146,423**	—
Cash used in investing activities	**(62,452,181)**	(167,082,757)
FINANCING ACTIVITIES		
Long-term debt	**15,000,000**	24,000,000
Repurchase of share capital	**(64,409,101)**	—
Issuance of share capital	**2,673,472**	793,364
Distributions to minority interest	**(3,317,767)**	(4,667,068)
Dividends paid to shareholders	**(3,615,195)**	(2,291,876)
Cash provided by (used in) financing activities	**(53,668,591)**	17,834,420
Net increase (decrease) in cash during the period	**4,384,438**	(719,151)
Cash, beginning of period	**40,561**	3,712,258
Cash, end of period	**4,424,999**	2,993,107
Operating cash flow per share	**0.66**	0.82
Fully diluted operating cash flow per share *[note 2 (d)]*	**0.64**	0.78

(see accompanying notes)

consolidated balance sheets

	as at November 30, 2001 (unaudited) $	as at May 31, 2001 $
ASSETS		
Current		
Cash	**4,424,999**	40,561
Marketable securities, at cost which approximates market value	**23,333,608**	5,860,877
Accounts receivable and prepaid expenses	**24,610,038**	16,987,611
Total current assets	**52,368,645**	22,889,049
Capital assets	**3,403,624**	4,125,078
Deferred sales commissions, net of accumulated amortization of $303,016,598 (May 31, 2001–$235,695,402)	**270,629,810**	326,202,963
Goodwill, net of accumulated amortization of $186,532,120 (May 31, 2001–$137,548,975)	**49,135,226**	98,270,449
Other assets	**4,255,015**	5,516,284
	379,792,320	457,003,823
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**25,614,864**	29,092,929
Income taxes payable	**15,187,160**	1,065,351
Total current liabilities	**40,802,024**	30,158,280
Long-term debt	**76,000,000**	61,000,000
Deferred lease inducement	**1,816,505**	1,976,586
Future income taxes	**94,026,547**	99,453,191
Total liabilities	**212,645,076**	192,588,057
Minority interest	**2,989,006**	3,581,944
Shareholders' equity		
Share capital *[note 2]*	**299,458,370**	306,533,632
Deficit	**(135,300,132)**	(45,699,810)
Total shareholders' equity	**164,158,238**	260,833,822
	379,792,320	457,003,823

(see accompanying notes)

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in C.I. Fund Management Inc.'s May 31, 2001 audited annual consolidated financial statements except for the adoption of new accounting recommendations for earnings per share (see note 2). These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. SHARE CAPITAL

a) a summary of the changes to the company's share capital is as follows:

	Shares	Amount $
May 31, 2001	180,684,728	306,533,632
Exercise of stock options	753,500	2,673,472
Share repurchase	(5,731,100)	(9,748,734)
November 30, 2001	175,707,128	299,458,370

b) a summary of changes in the incentive stock option plan is as follows:

	Number of options	Weighted average exercise price $
May 31, 2001	13,522,000	5.77
Options granted	10,000	11.27
Options exercised	(753,500)	3.55
Options cancelled	(80,000)	14.87
November 30, 2001	12,698,500	5.85

Options outstanding and exercisable as at November 30, 2001 are as follows:

Range of exercise price $	Number outstanding	Number exercisable	Weighted average exercise price $
1.34 to 3.00	614,000	566,500	2.21
3.01 to 4.00	4,286,300	2,793,475	3.77
4.01 to 5.00	4,847,200	1,414,300	4.69
5.01 to 15.65	2,951,000	—	—
1.34 to 15.65	12,698,500	4,774,275	3.86

c) Under a normal course issuer bid, the company repurchased to November 30, 2001 5,731,100 common shares at an average price of $11.24 per share for total consideration of $64,409,101.

d) In fiscal 2002, the company has adopted the recommendations of CICA 3500, Earnings per Share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. Accordingly, fully diluted per share amounts have been restated for the comparative fiscal period. Basic per share amounts have been determined by dividing income or operating cash flow, as applicable, by the weighted average number of shares outstanding during the period.

As at November 30, the weighted average number of shares outstanding were:

for 6 months	2001	2000
Basic	178,229,023	183,065,078
Fully diluted	184,464,262	191,898,689

for 3 months	2001	2000
Basic	176,352,026	183,118,774
Fully diluted	182,001,080	192,069,954

e) On January 9, 2002 the Board of Directors declared a cash dividend of $0.03 per share payable on March 15, 2002 to shareholders of record on March 1, 2002.